FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                June 03, 2003


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: BE Output Statement dated 3 June 2003





BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in May is given in the table below, together with comparative data for the previous financial year:



                                          2002/03                                        2003/04
                                May                Year to Date                 May                Year to Date
                        Output    Load Factor   Output       Load       Output    Load Factor   Output      Load
                         (TWh)        (%)        (TWh)    Factor (%)     (TWh)        (%)        (TWh)     Factor
                                                                                                             (%)
UK - Nuclear             4.74         67         10.45        75         5.97         84         11.49       82
UK - Coal                0.29         20         0.59         21         0.36         25         0.74        26
USA - AmerGen             1.5         86          2.6         74         1.74         98         3.47        97
(50% owned)



OVERVIEW

The output figures for both the UK and AmerGen nuclear plant remain in line with plan.

UK - Nuclear

Planned Outages

  - A statutory outage was completed at Dungeness B and another started at Hartlepool.
  - Low load refuelling was carried out on two reactors each at Hinkley Point B and Hunterston B and one reactor each at Torness and Heysham 2.

Unplanned Outages

  - There was an unplanned outage at Sizewell B.

Eggborough

  - A maintenance outage continues on one unit at Eggborough.

USA

  - An unplanned outage occurred at Oyster Creek




CONTACTS

David Wallace            01355 262 574                      (Media Enquiries)
Paul Heward              01355 262 201                      (Investor Relations)


Find this News Release on our web-site: www.british-energy.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 03, 2003                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations